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July 16, 2021		Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 1 to Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on April 1, 2021

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to follow-up comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 1 under the Securities Act of 1933, as amended (the “1933 Act”) and amendment number 3 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on April 1, 2021 (“Amendment No. 3”). Amendment No. 3 was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of Regnan Global Equity Impact Solutions, a newly organized series of the Trust (the “Fund”).

On July 13, 2021, Ropes & Gray LLP, counsel to the Trust (“Ropes & Gray”) filed with the SEC a letter on behalf of the Trust (the “Response Letter”), responding to the Staff’s comments on Amendment No. 3 delivered by telephone to Christopher Labosky and Sophia Duval of Ropes & Gray. Today, the Staff discussed the Response Letter with George Raine and Christopher Labosky of Ropes & Gray by telephone and provided follow-up comments regarding Amendment No. 3.

Among other comments provided today, the Staff reiterated Comment 3 of the Response Letter, which requested that the Fund adopt an 80% investment policy pursuant to Rule 35d-1 under the 1940 Act with respect to the term “impact” in the Fund’s name. Following our discussion with you today, we discussed this matter with the Fund, and the Fund has confirmed that it is willing to accommodate the Staff’s request to adopt such a policy. The Fund is also willing to incorporate disclosure changes in response to other Staff comments in the Response Letter that were highlighted by you in today’s telephone conversation. As we discussed with you, due to a range of business and timing considerations, it would be impracticable for the Fund to revise its disclosure to respond to

July 16, 2021

the Staff’s follow-up comments (including by adding disclosure related to a new 80% test) prior to effectiveness of Amendment No. 3 on Monday, July 19, 2021, nor would it be practicable for the Fund further to delay effectiveness of Amendment No. 3. Instead, as we discussed with you, the Trust undertakes not to permit sales of the Fund’s shares to the general public (i.e., to any shareholder other than seed investments by the Fund’s investment adviser or its affiliate), until it files additional correspondence responding to the Staff’s follow-up comments and revising its disclosure accordingly, including by adding an 80% test pursuant to Rule 35d-1 with regard to the to inclusion of the word “impact” in the Fund’s name. On behalf of the Trust, Ropes & Gray furthermore undertakes to communicate with the Staff as to the substance of responsive disclosure changes in advance of any such formal correspondence filing.

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Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Jonathan Weitz, President of the Trust
David Lebisky, Chief Compliance Officer of the Trust
Mary Lomasney, Secretary of the Trust
George B. Raine, Ropes & Gray LLP